UNITED S [redacted]

SECURITIES AND EXCH

Washington, I

11021526

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2011
REGISTRATIONS BRANCH
18

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mierwinski (312) 443-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, David G. Van Hooser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements, Other Financial Information, and Supplementary Report

Year Ended December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) (a wholly owned subsidiary of Harbor Capital Advisors, Inc.) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2011

1012-1214257

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 5,984,710
Due from affiliates	1,619,214
State income tax receivable	20,644
Prepaid expenses and other assets	123,564
Deferred tax asset	20,500
Total assets	$ 7,768,632
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 57,807
Accrued 12b-1 fees	2,338,494
Federal income taxes payable	718,538
Total liabilities	3,114,839
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,157,591
Retained earnings	1,496,192
Total stockholder's equity	4,653,793
Total liabilities and stockholder's equity	$ 7,768,632

See accompanying notes.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2010

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and serves as the principal distributor of certain mutual funds where Harbor serves as the investment adviser.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the fund.

Due From Affiliates

The Company's due from affiliates balance is related to 12b-1 fees earned from Harbor Funds, a series of publicly offered U.S. mutual funds.

Revenue Recognition

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution and marketing expenses for those funds. The fee is 25 basis points on average daily net assets under management in the administrative and investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

2. Significant Accounting Policies (continued)

A portion of the 12b-1 fees earned from Harbor Funds is paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or subaccounting and record-keeping services to Harbor Funds' shareholders on behalf of the Company. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third party. Such expenses are recognized when incurred.

Dividend income is recorded when earned on money market fund investments.

Income Taxes

The consolidated results of Harbor, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holdings, Inc. (RUSHI), the parent of Harbor, along with certain other direct subsidiaries of RUSHI. Harbor and RUSHI have entered into a tax-sharing agreement whereby Harbor recognizes tax expense based on the contribution of Harbor to the consolidated taxable income or loss of RUSHI. To the extent RUSHI is required to make current tax payments, Harbor is required to pay RUSHI for its proportionate share of such payments. To the extent taxable losses from other members of the consolidated group offset taxable income of Harbor, Harbor is required to pay RUSHI for the benefit of those losses when the member who contributed such losses could have utilized them for their own benefit. Conversely, if Harbor generates taxable losses that reduce the taxable income of the consolidated group, it can reduce its future payments to RUSHI to the extent those losses could have been utilized to offset future taxable income of Harbor. For financial reporting purposes, the Company calculates its income tax provision on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

At December 31, 2010, cash and cash equivalents included approximately $5,956,000 invested in the Harbor Money Market Fund for which Harbor is the investment adviser.

The Company has entered into an expense-sharing agreement with Harbor. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses (postage, telephone, photocopy, salaries of Harbor employees who at any time perform work for the Company, etc.) of the Company are paid by Harbor. Harbor is liable for all such expense amounts paid for by Harbor, and such expenses will not be apportioned back to the Company at any time. Operating expenses paid and recognized by Harbor on behalf of the Company totaled approximately $8,075,000 for the year ended December 31, 2010. Such expenses are not reflected in the accompanying financial statements.

The Company has recorded a current tax liability of approximately $719,000 as of December 31, 2010, payable to RUSHI under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. At December 31, 2010, under the most restrictive of these rules, the Company's minimum required net capital was approximately $208,000, resulting in the Company having excess net capital of approximately $2,543,000. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

Dividend payments and other equity withdrawals may be subject to certain notification and other provisions of the SEC net capital rules.

5. Income Taxes

The difference between the provision for income taxes for the year ended December 31, 2010, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit).

The deferred tax asset of $20,500 relates to accrued professional fees.

The Company is no longer subject to examinations by U.S. federal or state tax authorities for years prior to 2007.

In accordance with provisions set forth in Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*, the Company has reviewed its tax positions for all open tax years and concluded that no reserve for uncertain tax positions is necessary.

6. Subsequent Events

No subsequent events or transactions have occurred through the date the financial statements were issued that would have materially affected the financial statements as presented herein.

Harbor Funds Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2010

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

Supplementary Report

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

In planning and performing our audit of the financial statements of Harbor Funds Distributors, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2011

Ernst & Young LLP

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